April 4, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	RPX Corporation

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-171817

Date Filed: January 21, 2011

Dear Ms. Jacobs:

RPX Corporation (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (“Registration Statement”). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter four hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on March 7, 2011.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated March 28, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the March 28, 2011 letter in italicized print. The Company’s responses are provided below each comment.

General

1. We note your response to comment 4 in our letter dated February 17, 2011. If affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will continue to own a controlling interest in you after the offering, please disclose this controlling interest on both the cover page of the prospectus as well as in the prospectus summary.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe disclosure of a controlling interest on the cover page of the prospectus or in the prospectus summary is appropriate. No single holder or group of affiliated holders will own a controlling interest in the Company at the time of the offering and no holder or group of holders have otherwise agreed to act in concert as a group with respect to any matters related to the Company. Index Ventures, Charles River Ventures and KPCB Holdings are each separate venture capital firms that are not affiliated with each other. Each firm has its own general partners and serves the interest of its own limited partners. There are no voting arrangements among these firms other than to provide each such firm with the right to maintain a representative on the Company’s board of directors. This voting agreement will terminate upon the closing of this offering.

The Company respectfully submits that disclosure of a controlling interest among the three named stockholders would be misleading to investors in the offering, as it would imply that such stockholders are acting in concert, which is incorrect.

Risk Factors

The success of our business will increasingly depend on clients renewing…, page 12

2. We note your response to prior comment 10 and your revised disclosure on page 12. Please describe further your conclusion that the conversion of a client’s license, from term to perpetual, upon completion of a vesting term does not represent a separate deliverable with regard to revenue recognition. In this regard, should a customer choose not to renew their subscription, it appears from the last sentence in this risk factor that a former client does have a continuing perpetual license to the patent. Explain why a portion of the subscription fee should not be allocated to the vesting in the perpetual license. Please update your revenue recognition disclosures throughout your filing to include a discussion of your conclusion.

3. Further, disclose whether there is a single vesting period and its length. If there are multiple vesting periods included in your agreements, please describe the length of each. Tell us the percentage of clients who have completed their vesting periods and the weighted average vesting period that remains for your non-vested clients.

RESPONSE TO COMMENTS 2 AND 3:

The Company acknowledges the Staff’s comments and due to the inter-relatedness of Comments 2 and 3, the Company feels that it is best to respond to Comments 2 and 3 simultaneously.

With respect to the Staff’s question relating to the conversion of a “client’s license from term to perpetual,” the Company would like to clarify that the concept of term and perpetual licenses applies on an asset by asset basis and not to the Company’s portfolio as a whole. The license grant from the Company to each client is governed by the standard licensing language that is present in each client’s subscription agreement. Each subscription agreement also specifies a “vesting period,” expressed in years. Currently, the Company’s subscription agreements specify either a two or three-year vesting period. When the Company acquires a new patent asset, the initial term of the license granted to a client coincides with the remaining contract term of the individual client’s subscription agreement. The term license converts to a perpetual license after the specified vesting period has passed, provided that the client continues its membership through that date.

As an example, consider clients with subscription agreements that specify three-year vesting. If the Company acquired a patent asset on July 1, 2009, then those clients as of July 1, 2009 would vest into a perpetual license to that patent asset on June 30, 2012, as long as they were still clients at that time. A client executing a subscription agreement on September 1, 2009 would vest into a perpetual license to that patent asset on August 31, 2012, and a client executing a subscription agreement on January 1, 2010 would vest into a perpetual license to that patent asset on December 31, 2012, in each case, provided that it had remained a client during that period.

A client with a subscription agreement with a contractual term that is shorter than its contractual vesting period might never obtain a perpetual license to any of the Company’s assets unless it chooses to renew its subscription agreement at the end of its initial term. Conversely, a client that vests into a perpetual license with respect to some of the Company’s patent assets will continue to have that perpetual license with respect to such patent assets even if it chooses not to renew its subscription.

Because the accounting literature does not provide specific guidance as to what is a discrete deliverable in a multiple element arrangement, the Company considered several factors and looked to other authoritative guidance to reach its conclusion. The Company respectfully refers the Staff to the response to Comment 10 in the prior response letter to the Staff filed on March 7, 2011 and the reference to ASC 985-605-55-117, which indicates that the conversion of a term-based software license into a perpetual license is not considered a separate deliverable. The utility of, access to and freedom to practice the inventions covered by the patent asset are no different between a term and perpetual license. Providing longer-term access to the patent asset is not a new deliverable. As software licenses are a form of licensing of intellectual property, the Company believes utilizing this guidance by analogy is appropriate.

The Company further evaluated ASC 605-10-S99-1 (formerly SAB Topic 13-A (3c)) and considered whether other factors indicate the delivery of the perpetual license is more than a perfunctory obligation. The delivery of the perpetual license is not essential to the functionality of any other license or services provided under the subscription and there are no refund rights specific to the non-delivery of the perpetual license. There is no risk of non-performance by the Company because no action is required by the Company to provide the perpetual license upon vesting. The Company additionally considered that there is no payment tied to the conversion of a term license to a perpetual license and that the cost associated with delivering the perpetual license is insignificant.

With the Company’s vesting structure, as long as the Company continues to acquire patent assets, each client will always have a mix of term and perpetual licenses to the Company’s patent assets (based upon the acquisition date of the assets) and will never complete the vesting periods for the Company’s entire portfolio. Given this, the Company cannot measure the percentage of clients who have completed their vesting periods or the weighted average vesting period that remains for its non-vested clients as requested in the Staff’s comment.

The Company has revised pages 40 and F-8 of Amendment No. 2 to reference its revenue recognition policy.

4. With regard to the last sentence of your response to prior comment 10, please clarify whether absence of a requirement to maintain your patents or indemnify your clients applies only to those who have chosen not to subscribe following the vesting period, or to all clients generally.

RESPONSE TO COMMENT 4:

The Company respectfully informs the Staff that the absence of a requirement to maintain the Company’s patents or indemnify its clients applies to all of its clients. For clarity, the value provided to the Company’s clients by the Company’s defensive patent acquisition is in the removal of the acquired patent assets from the market, which prevents NPEs and others from asserting those patents against the Company’s clients. Regardless of whether the Company maintains its patents or lets them expire, its clients will not be subject to future patent litigation related to those patents.

Use of Proceeds, page 28

5. We note your response to comment 15 from our letter dated February 17, 2011. Please revise your disclosure consistent with your response to state that the significant flexibility that your management has in applying the net proceeds of this offering is limited to the contemplated uses already disclosed in this section.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 of Amendment No. 2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

6. We note disclosure in Risk Factors that you plan to substantially increase future expenditures to develop and expand your business, including making substantial expenditures to acquire patent assets and develop new solutions and that if you are unsuccessful in generating additional revenue that is sufficient to offset these expected operating expense increases, your operating results may be harmed. Please provide similar disclosure in MD&A. Please see Instruction 3 to Item 303(a) of Regulation S-K.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 35 of Amendment No. 2 in response to the comment.

Liquidity and Capital Resources

Cash Flows from Investing Activities, page 52

7. Your response to prior comment 17 from our letter dated February 17, 2011 states that you believe that any future sales of patents will be on an infrequent basis and that your business model does not rely on selling patents. We also note from your response to prior comment 17 that consideration of whether to sell patents may be a strategic client retention tool and from risk factor disclosure on page 10 that one of the factors that may cause you to experience fluctuations in operating results is recognition of “gains or losses realized as a result of [y]our selling patents, including upon the exercise by any of [y]our clients” of their rights to purchase certain patent assets for defensive purposes. It also appears, from footnote disclosure on page F-17, that sales have occurred in each period. While your primary business model does not appear to involve such sales, disclosures elsewhere in your filing suggest that the sale of patent assets is not expected to be uncommon. Please advise and revise your disclosure as necessary.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and advises the Staff that the Company expects that the vast majority of the Company’s patent assets will be held through their useful life; however, the Company occasionally has sold patents and, from time to time, likely will sell additional patent assets in the future. The Company respectfully advises the Staff that the Company believes its disclosures related to the sale of its patent assets are consistent. The Company’s primary business model involves the acquisition and retention, and not the sale, of patent assets. Retaining the patent assets allows the Company to license such patent assets to future clients. On occasion, however, the sale of a patent may have strategic value. Because the sale of patents can affect the Company’s operating results, the Company believes, as it has provided in the “Risk Factors” section, that it is appropriate to disclose the possible risks associated with any future sale of patent assets. Notwithstanding the foregoing, the Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of Amendment No. 2 to further clarify that the sale of patents has not been, and is not expected to be, a material part of the Company’s business.

Business

Overview

Subscription Fees and Agreements, page 64

8. We note that as of December 31, 2010, the terms of your subscriptions “ranged from one to five years, but were more commonly two or three years.” Please disclose the weighted average length of your subscription terms as of December 31, 2008, 2009 and 2010.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that as of December 31, 2008, 2009 and 2010, the weighted average length of the subscription terms for its then-outstanding subscription agreements was 2.6 years, 2.8 years, and 2.6 years, respectively. This disclosure has been added to page 64 of Amendment No. 2.

9. Refer to the second paragraph on page 64 to the description of the multiple elements that clients receive upon initial subscription, and disclose:

a.	in greater detail the “limited rights to purchase certain of your patent assets for defensive purposes in the event of a patent infringement suit brought against a client by a third party”;

b.	what consideration you gave to whether these rights represent an element;

c.	whether this right may represent a liability;

d.	how the purchase price would be determined;

e.	whether multiple clients have the same rights;

f.	how this option would operate in practice if more than one client were to exercise this right; and

g.	the impact on non-exercising clients who have licenses to the patent as part of your portfolio.

RESPONSE TO COMMENT 9:

(a) This right, referred to as a “defensive option,” permits a client to purchase any patent to which the Company owns all substantial rights (and which has no secured debt or other encumbrance outstanding) solely for the purpose of asserting such patent in a counterclaim against one or more plaintiffs who have sued the client for patent infringement. If a client elects to exercise the defensive option, the patent will be sold pursuant to a patent sale agreement in which the client covenants that it will not license the patent to anyone other than the plaintiff in the initial patent litigation. After the final adjudication or the settlement of the litigation, the Company has a right to repurchase the patent at a fixed price, as specified in each client’s subscription agreement. The defensive option becomes effective at a contractually specified time, which ranges from the effective date to one year after the effective date of a client’s initial membership date. When a patent is acquired by a client pursuant to the defensive option, each of the Company’s other clients receives an immediate perpetual license under the patent. From a practical perspective, the defensive option becomes less useful to the Company’s clients as the Company’s client base grows, because the defensive option would only be exercised if a client is sued by a party that does not already have a license to the Company’s patent assets. As of this date, no client has exercised a defensive option. The Company has amended its disclosure on page 64 of Amendment No. 2 to provide additional information about the defensive option.

(b) – (c) The Company has evaluated this right and concluded that it represents neither a separate element nor a liability that needed to be accounted for as of December 31, 2010. The Company bases its conclusion on the fact that the principal economic benefit conferred is a right of the client to acquire a patent at a fixed price for the sole purpose of asserting it in a counterclaim (a very limited purpose), after which the client must sell such patent back to the Company, if the Company wishes to repurchase that patent. The client is contractually prohibited from obtaining any further economic benefit from the patent.

(d) The purchase price of any patent, or family of patents, is fixed and specified in the Company’s subscription agreement with each client.

(e) Each of the Company’s subscription agreements to date contains a defensive option provision. However, as of this date, no client has exercised such option.

(f) In the event that the Company receives multiple requests from clients to exercise the defensive option for any given patent, the first written request received by the Company will be honored; provided, that if multiple requests are received simultaneously or the sequence in which receipt occurred is not reasonably discernable, the Company may select which request to honor in its sole discretion.

(g) Under the terms of the Company’s subscription agreements, any patent sold pursuant to the defensive option will trigger the immediate vesting of perpetual licenses under such patent to the Company’s other clients at the time of the patent sale.

Our Patent Asset Portfolio and Patent Asset Acquisitions Strategy, page 64

10. We note your revised disclosure regarding the focus of your patent asset acquisition efforts. Please additionally disclose whether any of the market sectors you disclose comprise a significant concentration of your patent assets.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that individual patents very often cover technologies that are applicable to more than one market sector. This means it is difficult to allocate the Company’s individual patent assets among distinct market sectors, and when the Company acquires a patent portfolio, it does not allocate value to specific assets or market sectors within that portfolio. As a result of these factors, the Company does not believe it is possible for it to accurately state whether any of the market sectors in which it is active comprise a significant concentration of its patent assets on an individual basis.

However, when the Company acquires portfolios of patent assets, the Company assigns market sectors that it believes are relevant to each of the portfolios as a whole. Due to the overlapping applicability of patent assets within a patent asset portfolio, portfolios may be assigned to more than one market sector. The Company does not believe any of the market sectors in which it is active comprise a significant concentration of its patent asset portfolios. The Company’s patent acquisition efforts have been broadly diversified across the following sectors: consumer electronics and personal computers; mobile communications and devices; semiconductors; e-commerce and software; and networking.

11. We note that as of December 31, 2010 “approximately two-thirds of your patent assets, based upon acquisition price, were acquired from brokers or other entities seeking to sell patent assets, while the balance were acquired out of litigation.” Please tell us whether there is any significant concentration in your sources of patents. In this regard, tell us whether your gross acquisition spend during each period presented exceeds 10% to any one third-party or affiliated parties and identify the parties. Tell us what consideration you have given to disclosing more specifically the sources from which you acquire the patent assets.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and advises the Staff that there is no significant concentration in its sources of patent assets. The Company obtains patents through many different sources, including large and small corporations, individual inventors, law firms, technology transfer offices and patent brokers. From inception through December 31, 2010, the Company reviewed transactions in the patent market being offered by several hundred unique sellers. A very large number of different parties own patents that are, or could potentially be, relevant to the Company’s existing clients or prospective clients. In addition, the Company has no supply arrangements with any parties for the continuing purchase of patent assets. As a result of these factors, the Company does not believe more specific disclosure about the sources from which it acquires patent assets is necessary in the prospectus.

From its inception through December 31, 2010, the Company completed a single transaction with 48 unique sellers and completed five transactions with entities affiliated with an additional seller. The five transactions with entities affiliated with this additional seller accounted for approximately 9% of the Company’s gross acquisition spend over that period. In response to the Staff’s comment, the Company supplementally informs the Staff that (1) during 2008, approximately 30%, 26%, 20% and 11% of its gross acquisition spend was with four unrelated parties; (2) during 2009, approximately 23%, 19% and 19% of its gross acquisition spend was with three unrelated parties and (3) during 2010, approximately 39% and 10% of its gross acquisition spend was with two unrelated parties. The Company respectfully submits that, given the fact that the 49 parties from which it acquired patent assets during the period described above are independent entities with no affiliation to the Company, the identities of such parties are not material to a potential investor in the Company’s common stock because none are sole or limited source suppliers of patent assets to the Company.

Related Party Transactions

Policies and Procedures for Related Party Transactions, page 94

12. We note your revised disclosure in response to prior comment 51. Item 404(b) of Regulation S-K requires a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported. Please amend your disclosure to describe your policies and procedures for related party transactions. Also see Instruction 1 to Item 404 of

Regulation S-K.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 94 of Amendment No. 2 accordingly.

Principal Stockholders, page 95

13. We note that footnotes one, two and three to the beneficial ownership table disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest and revise accordingly. Please see Exchange Act Rule 13d-3. Please revise.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the interest in the Company’s shares for each individual who makes such a disclaimer is held indirectly by way of an equity interest in one or more venture capital funds or other entities named in the respective footnotes to the Principal Stockholders table on page 95 of Amendment No. 2. The individual will only be entitled to receive a portion of the shares held by the fund or other entity in accordance with such individual’s ownership percentage in the fund or other entity. Accordingly, the individual wishes to disclaim a pecuniary interest in the shares of the Company that will be distributed to other owners of the fund or other entity.

Consolidated Financial Statements

Note 4. Patent Assets, page F-18

14. We are continuing to consider your response to prior comment 58 and have the following comments:

a.	With regard to the vesting provisions in your agreements, tell us whether and how these vesting provisions impact clients differently if a patent is owned or sublicensed. In this regard, it appears that if a patent is sold out of your portfolio to a third-party, those vested in that patent asset receive a perpetual license to it, even if they fail to renew their subscription;

b.	Tell us what rights a non-renewing client has to sublicensed patent assets in your portfolio; and

c.	Describe rights your members have to a patent should the company determine not to renew a sublicense.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that:

(a) The vesting provisions of the Company’s subscription agreements do not distinguish patents that are owned by the Company from those that are licensed by the Company. The vesting into perpetual licenses occurs identically for both types of patent assets. If the Company elects to sell a patent asset and does not retain the right to grant further licenses to the asset, the Company’s subscription agreements provide that then-current clients receive a vested perpetual license to the asset upon its sale. If the Company retains the right to grant further licenses to the asset, then the clients will vest on the standard schedule specified in their subscription agreements.

(b) If a client decides not to renew its subscription agreement, it will have a perpetual right to patents and patent licenses that the Company owns in accordance with the vesting schedule in its subscription agreement. There is no difference in the vesting schedules of patents and patent licenses. A non-renewing client will retain any perpetual licenses into which it vested and will continue to benefit from the term licenses it utilized during its period of membership. Under applicable patent law, if such client is subsequently sued under a licensed patent by its owner, the client will not be liable for damages resulting from its use of the patented invention during the term of the license granted to such client by the Company.

(c) It is the Company’s practice to acquire only perpetual licenses to patents and therefore they are not subject to renewal. As a result, the Company will not face a situation in which it does not renew a sublicense. The sublicense rights the Company grants its clients vest on the same schedule as its other patent assets according to the terms of the individual subscription agreements.

15. Disclose the circumstances that led you to agree to sell a patent asset at a loss of $1.3 million and whether you sold the patent to the party from whom it was purchased. In this regard, we note the forgiveness of a portion of the financing that secured these assets. Tell us when you last evaluated the fair value of the patent asset that was sold and how you determined that the asset was not impaired prior to your agreement to sell it.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and advises the Staff that the sale of the patent asset was to an unrelated third party that was not a party to the Company’s acquisition of the asset. It is not part of the Company’s business model to acquire assets with the intent to sell them. The Company’s goal is to expand its portfolio of patent assets for the benefit of the Company’s broader client base. The asset in question was purchased at a time when the Company had limited liquidity. A client interested in having this patent asset included in the Company’s patent portfolio was willing to assist in financing the purchase and provided the Company with a non-recourse loan. The loan was secured by the patent asset and could be settled either through repayments of principal or through the payment to the creditor of any proceeds from a sale of the asset less reasonable selling costs regardless of any difference between the amount of the proceeds and the remaining balance of the loan. The maturity date of the loan was January 2011. In order to avoid using its own capital to settle the non-recourse loan, the Company committed to a plan to dispose of the asset during the fourth quarter of 2010, with the intent of settling the non-recourse loan upon the sale of the asset. The Company knew that any potential economic loss on the sale would be partially offset by the loan forgiveness.

The Company supplementally advises the Staff that the sales price of a patent asset sold from the Company’s patent asset portfolio is affected by the licenses granted to the Company’s clients. Pursuant to the Company’s subscription agreements, if the Company does not retain the right to grant further licenses to the patent asset, existing clients are provided accelerated vesting into a perpetual license to any patent assets sold out of the Company’s patent asset portfolio. Therefore, the act of selling a patent asset from the Company’s portfolio in-and-of-itself will likely reduce the value (and therefore the sales price) of the patent asset to the buyer. This action can result in differences between the net book value of the asset at the time of sale and the sales price; however, such a difference can only be known at the time a sale occurs.

The Company respectfully directs the Staff to the disclosure on page F-12 of the Amendment No. 1 filed on March 7, 2011 with regards to its policy for evaluating long-lived assets for impairment. At the end of each reporting period, the Company evaluates its patent portfolio for any triggering events that may indicate a potential impairment. Prior to accepting the offer to sell the referenced patent asset, the Company’s portfolio was last evaluated as of September 30, 2010, and no triggering events were identified that required further evaluation and assessment under the impairment provisions of ASC 360-10-35.

16. We acknowledge your response to prior comment 60 and have the following comments. Tell us and revise to clarify that the structured acquisitions represent the acquisition of patent assets/licenses and a revenue arrangement with a client. That is, your disclosure should more clearly distinguish between the asset purchase and the revenue recognition resulting from the structured acquisitions. Further, explain why revenue instead of other income is being recognized for acquisitions recorded on a gross basis. Indicate who is selling and/or buying the asset. In addition, clarify why you believe recording an asset is appropriate for both types of transactions. For example, tell us whether you share rights to the patent assets that you record on a net and gross basis. Explain why the contributing client does not own the patent.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company agrees with the Staff’s assessment that structured acquisitions comprise revenue arrangements. The Company has amended its disclosure accordingly. The Company expects the generation of licensing revenue and other fees in connection with structured acquisitions to occur on an ongoing basis and not as a result of peripheral or incidental transactions and thus believes that the characterization as revenue is appropriate under paragraphs 78-79 and 84 of Statement of Financial Accounting Concepts No. 6.

In all transactions in which the Company acquires license rights, whether structured acquisitions or otherwise, the sublicense rights are controlled by the patent owner, and thus it is the patent owner who sells the rights. The Company and, in the case of a structured acquisition, the contributing clients, are buyers of licenses. Whether the Company recognizes a transaction on a net or gross basis, in all instances the Company is acquiring rights for its non-contributing clients and as such the Company believes it is appropriate to record an asset.

When the Company acquires sublicense rights, the Company generally acquires the right to sublicense to all of its then-current clients and may also acquire (i) the right to sublicense to certain named companies in the future or (ii) the right to sublicense to all companies other than certain named companies. In most cases, the owner of the patent retains certain rights to license the patent to other parties and is likely to have granted other parties rights to the patent prior to the Company’s transaction. As a result, the Company is typically sharing rights to the underlying patent regardless of whether the Company records any revenue from the transaction on a net or a gross basis. For the reasons stated above, the contributing client does not own the patent.

Note 10. Commitments and Contingencies

Guarantees and Indemnifications, page F-24

17. We are continuing to consider your response to prior comment 61 and have the following comments:

a.

We note that in a press release dated January 28, 2010, Mr. Amster likened the company’s solution to insurance. In this regard, we note the statement that “in every other market, companies deal with risk through insurance of some form, but with patents, companies generally self-insure. RPX provides companies an alternative.” While the company’s business model is based on a subscription model that provides licenses and sublicenses to patent assets, tell us what consideration you have given to whether the company’s solution is in fact more akin to insurance, as suggested in the statement of Mr. Amster.

b.	Please clarify your disclosure on page F-7 that states, “[you] license these patent assets to [your] clients to protect them from potential patent infringement assertions” with your disclosures on page F-25 that “[you] do not indemnify [your] clients for patent infringement.” In the cases where your client is subject to litigation due to patent infringement and the outcome is unfavorable to your client, indicate whether your client will have any recourse against your company.

RESPONSE TO COMMENT 17:

(a) The Company supplementally advises the Staff that it does not view the highlighted comments from Mr. Amster in the January 28, 2010 press release as likening the Company’s solution to insurance. The context of the highlighted comments was to portray the Company’s solution as a method for dealing with patent-related risks that is different than insurance or self-insurance. Like insurance companies, the Company helps its clients manage risk. However, the Company’s business model is wholly different from that of insurance companies. Insurance companies indemnify or reimburse losses incurred by their clients. The Company does not reimburse or indemnify its clients against any losses, including losses resulting from patent infringement. The Company acquires patent assets and licenses those patent assets to its clients so that the patent assets cannot be asserted against its clients. As a matter of patent law, only the owner or an exclusive licensee of a patent can sue for patent infringement. Therefore, no company can be sued under patents that are owned by the Company unless it is the Company bringing the suit. The Company has agreed with its clients that it will not assert its patents against them. Furthermore, if a client is sued under patents that are sublicensed by the Company, the license from the Company to the client could be asserted as a defense by the client. The Company has no obligation to reimburse or indemnify its clients in making such a defense. Moreover, if a client is sued for patent infringement under patents not owned or licensed by the Company, the Company has no obligation to reimburse or indemnify the losses suffered by such client.

(b) The Company supplementally advises the Staff that clients who are subject to litigation due to patent infringement do not have recourse against the Company, including a right to indemnification. The fact that the Company licenses patent assets to its clients to protect them from potential patent infringement assertions does not imply that the Company provides a guarantee or indemnification. This “protection” occurs through the operation of patent law and not through any explicit or implicit guarantee of the Company. The Company respectfully advises the Staff that it does not believe the two statements referenced are inconsistent and the Company believes that both disclosures are accurate.

Exhibit Index

18. Please explain why you have not filed the Series A purchase agreements although you have filed the purchase agreements related to Series B and Series C.

RESPONSE TO COMMENT 18:

Pursuant to Item 601(a)(10) of Regulation S-K, the Company filed the Series B and Series C purchase agreements as they were contracts not made in the ordinary course of business and entered into within two years of filing the Registration Statement. However, the Series A purchase agreement was entered into in 2008, which is more than two years prior to filing the Registration Statement, and there are no continuing obligations under the Series A purchase agreement, so it was not filed as an exhibit to the Registration Statement.

* * * * *

Please do not hesitate to contact me at (650) 463-5244, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Bennett L. Yee
Bennett L. Yee, Esq.

cc:	John A. Amster, Esq.
Martin E. Roberts, Esq.
Robert V. Gunderson, Jr., Esq.
Stewart L. McDowell, Esq.
Stephen Krikorian, Accounting Branch Chief